DYNAMIC VENTURES CORP.

February 11, 2011

Erin K. Jaskot, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:           Dynamic Ventures Corp.
Amendment No. 1 to Current Report on Form 8-K
Filed January 21, 2011
Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2010
Filed January 21, 2011
File No. 333-163913

Dear Ms. Jaskot:

Dynamic Ventures Corp., a Delaware corporation (the “Company”), has received and reviewed your comment letter dated February 3, 2011, pertaining to: i) the Company’s Amendment No. 1 to Current Report on Form 8-K as filed with the Securities & Exchange Commission (the “Commission”) on January 21, 2011, and ii) the Company’s Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2010 as filed with the Commission on January 21, 2011  (collectively the “Filings”).

We apologize for the delay in responding to the comment letter.  As of today, the Company and its public accountants are still working on the reply.  However, please note that we hope to submit our written reply to the Commission no later than February 18, 2011.

In connection with the comments in your letter, we acknowledge that:

·	• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
·
Again, we apologize for our delay.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

DYNAMIC VENTURES CORP.

/s/ Paul Kalkbrenner
Paul Kalkbrenner, Chief Executive Officer

8776 E Shea Blvd.  Suite B3A-615
Scottsdale, Arizona 85260